Pricing Term Sheet Dated January 9, 2013	Filed Pursuant to Rule 433 Registration Statement No. 333-179763 supplementing the Preliminary Prospectus Supplement dated January 9, 2013 (to Prospectus dated January 9, 2013)

ArcelorMittal
$2,250,000,000
6.00% Mandatorily Convertible Subordinated Notes due 2016

This pricing term sheet dated January 9, 2013 relates only to ArcelorMittal’s offering (the “Notes Offering”) of its 6.00% Mandatorily Convertible Subordinated Notes due 2016 and should be read together with the preliminary prospectus supplement dated January 9, 2013 relating to the Notes Offering (the “Preliminary Prospectus Supplement”) and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus) before making a decision in connection with an investment in the securities.  The information in this pricing term sheet supersedes the information contained in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith.  Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	ArcelorMittal
Ticker:	MT (NYSE, Luxembourg Stock Exchange, NYSE Euronext (Paris and Amsterdam); MTS (Spanish Exchanges)
Issue:	6.00% Mandatorily Convertible Subordinated Notes due 2016 (the “Notes”)
Maturity Date:	January 15, 2016, unless earlier converted or purchased and canceled
Aggregate Principal Amount Offered:	$2,250,000,000 aggregate principal amount of Notes
Underwriting Discount:	1.02% (without giving effect to any additional potential discretionary payment to the underwriters of up to 0.425%)
Proceeds Net of Aggregate Underwriting Discounts:	$2,227,050,000
Pricing Date:	January 9, 2013
Issue Date:	January 16, 2013
Issue Price:	100% of the principal amount of the Notes, plus accrued interest, if any, from the Issue Date
CUSIP/ISIN:	L0302D 178 / USL0302D1781
Interest Rate:	6.00% per annum
Interest Payment Dates:	January 15, April 15, July 15 and October 15 of each year, beginning on April 15, 2013, subject to the deferral as described in the Preliminary Prospectus Supplement
Interest Deferral:
Interest will be due and payable on each Interest Payment Date unless the Issuer elects not to pay such interest on such Interest Payment Date (which it may elect to do on any Interest Payment Date unless such Interest Payment Date is a Mandatory Interest Payment Date). Any such election not to pay interest shall not constitute a default of the Issuer, an Enforcement Event or any other breach of obligations under the Indenture or the Notes or for any other purpose.
Any interest not paid because of such an election of the Issuer will constitute “Optionally Deferred Payments.” Optionally Deferred Payments shall themselves bear interest at the same interest rate borne by the Notes (the “Additional Interest Amount”). Additional Interest Amounts will accrue from the Interest Payment Date on which such amounts were initially deferred, and will be compounded on subsequent Interest Payment Dates, quarterly, at the then-applicable interest rate on the Notes. The nominal amount of any Optionally Deferred Payments together with any Additional Interest Amount shall constitute “Optionally Outstanding Payments.”
The Issuer may pay outstanding Optionally Outstanding Payments (in whole but not in part) at any time upon giving not less than ten and not more than 15 Business Days’ notice to the holders in accordance with the Indenture (which notice will be irrevocable and will require the Issuer to pay the relevant Optionally Outstanding Payments on the payment date specified in such notice). All outstanding Optionally Outstanding Payments shall become due and payable (in whole but not in part) and shall be paid by the Issuer on any Mandatory Interest Payment Date.

Share Reference Price:	$16.75 per ordinary share of the Issuer (the public offering price in the Concurrent Equity Offering)
Conversion Premium:	Approximately 25% above the Minimum Conversion Price
Minimum Conversion Price:	Initially $16.75 per ordinary share of the Issuer, subject to adjustment (initially equal to the Share Reference Price)
Maximum Conversion Ratio:	Initially 1.49254 ordinary shares of the Issuer per $25 principal amount of the Notes, subject to adjustment
Maximum Conversion Price:	Initially $20.94 per ordinary share of the Issuer, subject to adjustment
Minimum Conversion Ratio:	Initially 1.19389 ordinary shares of the Issuer per $25 principal amount of the Notes, subject to adjustment
Ranking:
The obligations of the Issuer under the Notes constitute the Issuer’s direct, unsecured and subordinated obligations and will rank at all times pari passu without any preference or priority among themselves and will (subject to such exceptions as are from time to time mandatory under Luxembourg law) rank (a) in priority only to the rights and claims against the Issuer of the holders of Junior Securities; (b) pari passu with the rights and claims against the Issuer of the holders of any Parity Securities; and (c) junior to the rights and claims against the Issuer of the Issuer’s Senior Creditors.
As of the Issue Date of the Notes, the only Parity Securities are the Issuer’s U.S.$650,000,000 Subordinated Perpetual Capital Securities issued on September 28, 2012 and the only Junior Securities are the Shares.

Listing:
The Issuer will apply to list the Notes on the New York Stock Exchange (the “NYSE”), subject to satisfaction of the NYSE’s minimum equity listing standards with respect to the Notes. There can be no assurance that such requirement will be satisfied.

Underwriters:	Goldman, Sachs & Co. is acting as Sole Global Coordinator and Joint Bookrunner. BofA Merrill Lynch, Crédit Agricole CIB and Deutsche Bank are acting as Joint Bookrunners.
Total Net Proceeds/Use of Proceeds:
The net proceeds of the Notes Offering, after deduction of underwriting discounts and commissions (excluding any potential discretionary fees) and expenses of approximately $24.2  million, amount to approximately $2.23 billion. The Issuer intends to use the proceeds to repay existing indebtedness under outstanding bonds with maturities ranging from 5 months to 22 months and interest rates ranging from 4.625% to 8.25%.

Mandatory Conversion on the Maturity Date:
Each Note not converted prior to the 25th Trading Day immediately preceding the Maturity Date will be mandatorily converted on the Maturity Date into a number of Shares equal to the Relevant Conversion Ratio. On the Settlement Date, the Issuer will, in addition, pay any Optionally Outstanding Payments and any other accrued and unpaid interest to, but excluding, the Settlement Date.

Accelerated Mandatory Conversion:
Upon the occurrence of an Accelerated Mandatory Conversion Event prior to the 25th Trading Day immediately preceding the Maturity Date, each $25 principal amount of Notes will be mandatorily converted on the Accelerated Mandatory Conversion Date into such number of Settlement Shares as is equal to the Maximum Conversion Ratio. On the Settlement Date, the Issuer will, in addition, pay the Make-whole Amount, any Optionally Outstanding Payments and any other accrued and unpaid interest to, but excluding, the Settlement Date.

Early Mandatory Conversion at the Option of the Issuer:
The Issuer may elect to cause the conversion of the Notes, in whole but not in part, into Shares at any time during the Conversion Period by giving not less than 30 and not more than 60 days’ advance notice, in which case each $25 principal amount of Notes will be mandatorily converted on the Optional Mandatory Conversion Date into such number of Settlement Shares as is equal to the Maximum Conversion Ratio. On the Settlement Date, the Issuer will, in addition, pay the Make-whole Amount, any Optionally Outstanding Payments and any other accrued and unpaid interest to, but excluding, the Settlement Date.

Voluntary Conversion Right of the Holder:
Each holder has the right to convert each of its Notes in whole or in part on any Business Day during the Conversion Period into a number of Settlement Shares equal to the Minimum Conversion Ratio.  On the Settlement Date, the Issuer will, in addition, pay any Optionally Outstanding Payments in respect of the Notes being converted. Accrued and unpaid interest from, and including, the preceding Interest Payment Date, if any, to, but excluding, the conversion date will be deemed to have been paid in full rather than canceled, extinguished or forfeited.

Voluntary Conversion upon the Occurrence of a Relevant Event:
Each holder who exercises its Voluntary Conversion Right during a Special Voluntary Conversion Period has the right to convert each of its Notes in whole or in part into Settlement Shares at the Relevant Event Conversion Ratio (in the event of a Relevant Event other than a Public Offer) or the Maximum Conversion Ratio (in the event of a Public Offer), as described in the Preliminary Prospectus Supplement.  On the Settlement Date, the Issuer will, in addition, pay the Make-whole Amount, any Optionally Outstanding Payments and any other accrued and unpaid interest to, but excluding, the Settlement Date, in each case in respect of the Notes being converted.

Make-whole Amount:	An amount per Note calculated by the Calculation Agent and equal to the approximate value of the embedded option right that has not yet been compensated for up to the relevant Settlement Date, calculated pursuant to the following formula:

 where:
M = The Make -whole Amount;
A =  $4.18
c =   the number of days from, and including, the relevant Settlement Date to, but excluding, the Maturity Date; and
t =    the number of days from, and including, the Issue Date to, but excluding, the Maturity Date.

Mittal Family Participation:	Certain members of the Mittal Family are purchasing $300 million aggregate principal amount of Notes in the Note offering and $300 million of ordinary shares of the Issuer in the concurrent share offering at a public offering price of $16.75 per ordinary share (corresponding to 17,910,448 ordinary shares purchased in the concurrent share offering). Accordingly, following the completion of the combined offering (and assuming (i) no drawing under the share lending agreement between a Mittal Family entity and the Company and (ii) conversion of all Notes at the maximum conversion ratio), Mittal Family entities will own 37.42% of the Issuer's ordinary shares. The underwriters will not receive any discounts and commissions relating to the Mittal Family participation.
Concurrent Equity Offering:	Concurrently with the Notes Offering, the Issuer is offering 104,477,612 ordinary shares of the Issuer by means of a separate prospectus in an offering registered under the Securities Act (the “Concurrent Equity Offering”). The net proceeds of the Concurrent Equity Offering, after deduction of aggregate underwriting discounts and commissions and expenses of approximately $18.9 million, amount to approximately $1.73 billion. BofA Merrill Lynch, Crédit Agricole CIB, Deutsche Bank Securities and Goldman, Sachs & Co., the underwriters of the Notes offered hereby, will act as the underwriters for the Concurrent Equity Offering. The Notes Offering is not contingent on the consummation of the Concurrent Equity Offering.
Accounting Treatment:	The principal amount of the Notes issued will be allocated according to IAS 32.31 between financial liabilities and equity taking into consideration transaction costs. On the basis of a principal amount of $2.25 billion and coupon of 6.00%, on a preliminary basis, an amount of approximately $131.0 million will be attributed to current financial liabilities, $244.2 million to non current financial liabilities and $1,847.8 million to equity. In case of the conversion of any Note there will be a transfer between equity and subscribed capital in the amount of the notional value of the issued shares.
Lock-Up:	180 days from the date hereof

.

The lender of ordinary shares of the Issuer referred to in the Preliminary Prospectus Supplement will have no voting rights with respect to loaned ordinary shares under the share lending agreement described in the Preliminary Prospectus Supplement.

It is expected that delivery of the Notes will be made against payment therefor on or about January 16, 2013 which will be 5 business days following the date of pricing of the Notes hereof (this settlement cycle being referred to as “T+5”).  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade at the commencement of trading will be required, by virtue of the fact that the common stock initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

If any information contained in this Pricing Term Sheet is inconsistent with information contained in the accompanying prospectus or Preliminary Prospectus Supplement, the terms of this Pricing Term Sheet shall govern.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the Notes Offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Notes Offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, copies may be obtained from Goldman, Sachs & Co. by calling toll-free 866-471-2526.

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